

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 19, 2016

Via E-mail
Stacy P. McMahan
Chief Financial Officer
The Spectranetics Corporation
9965 Federal Drive
Colorado Springs, Colorado 80921

      Re: The Spectranetics Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 26, 2016
               File No. 000-19711

Dear Ms. McMahan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kevin J. Kuhar

                  Kevin J. Kuhar
                  Accounting Branch Chief
                  Office of Electronics and Machinery